Filed Pursuant to Rule 433
Registration No. 333-138376-01
Pricing Term Sheet
5.875% Notes due 2013

Issuer:	Macy’s Retail Holdings, Inc.
Guarantor:	Macy’s, Inc.
Size:	$350,000,000
Maturity:	January 15, 2013
Coupon:	5.875%
Price to Public:	99.817% of face amount
Yield to maturity:	5.917%
Spread to Benchmark Treasury:	+165 basis points
Benchmark Treasury:	UST 4.625% due July 2012
Benchmark Treasury Spot and Yield:	101-18 1/4 4.267%
Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2008
Redemption Provisions:
Make-Whole Call:	Any time at the greater of 100% and the treasury rate
plus 25 basis points.
Trade Date:	August 28, 2007
Settlement Date:	August 31, 2007 (T+3)
CUSIP:	55616X AD9
Denominations	$2,000 x $1,000
Ratings:	Baa2 (stable) / BBB (stable) / BBB (negative)
Underwriters:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.

BNY Capital Markets, Inc.
Citigroup Global Markets Inc.
FifthThird Securities, Inc.
Loop Capital Markets, LLC
Piper Jaffray & Co.
PNC Capital Markets LLC
Wells Fargo Securities, LLC
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Credit Suisse Securities (USA) LLC collect at 212-325-2000, or J.P. Morgan Securities Inc. collect at 1-212-834-4533.